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                                                                   Exhibit 99.02


               [LETTERHEAD OF INDUSTRIAL SCIENTIFIC CORPORATION]


Date:          November 20, 1997
Release:       Immediately
Contact:       James P. Hart, Vice President Finance
               Chief Financial Officer  412-490-1843

                       INDUSTRIAL SCIENTIFIC CORPORATION
                  ANNOUNCES RECORD 1997 THIRD QUARTER RESULTS

PITTSBURGH, PA-- November 20, 1997 -- Industrial Scientific Corporation (NASDAQ/NMS symbol: ISCX) today reported record results for the third quarter ended November 1, 1997.

Net income for the third quarter 1997 was $1,439,000 or $0.43 per share, an increase of 35.2% compared to $1,064,000 or $0.31 per share for the third quarter 1996. This is the highest quarterly net income ever achieved by the Company except for the second quarter 1997 which included a $377,000 non-recurring gain from the sale of Monitor Group. Net sales for the third quarter 1997 totaled $10,236,000 an increase of 18.3% from $8,656,000 for the third quarter 1996.

Net income for the nine-months ended November 1, 1997, was $4,287,000 or $1.28 per share, an increase of 43.9% over net income of $2,979,000 or $0.88 per share for the nine-months ended October 26, 1996. As stated above, the nine-months ended November 1, 1997, included the non-recurring gain on the sale of Monitor Group which totaled $377,000. Net income excluding this gain increased 31.3% to $3,910,000. Net sales for the nine-months ended November 1, 1997, increased 12.4% to $30,449,000 compared to $27,089,000 for the nine-months ended October 26, 1996.

Kent D. McElhattan, President and CEO, stated, "Strong financial performance continued through the third quarter of 1997. Record net income was achieved when you exclude the gain on the sale of Monitor Group from the second quarter 1997. Year-to-date sales growth of 12.4% is even more impressive when you consider that 1996 included over two million dollars in sales to our joint venture partner in Saudi Arabia. Although we anticipate significant future sales, the nine-months ended November 1, 1997, included very little sales to this part of the world. Development of the ATX612 Multi-Gas Aspirated Monitor and the ATX620 Multi-Gas Utility Monitor with patented Infrared Methane detection was completed during the quarter and shipments of these models have begun."

Headquartered in Oakdale, Pennsylvania, Industrial Scientific Corporation designs, manufactures and sells gas monitoring instruments, systems and other technical products for the preservation of life and property.
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              INDUSTRIAL SCIENTIFIC CORPORATION AND SUBSIDIARIES

                Condensed Consolidated Statement of Operations

                                  (Unaudited)
                     (In thousands, except share amounts)


                                                         Three Months Ended              Nine Months Ended
                                                   11/01/97           10/26/96       11/01/97         10/26/96
                                                   --------           --------       --------         --------
Net Sales                                           $10,236            $8,656         $30,449          $27,089
Gross profit                                          5,735             4,886          16,926           14,721
Operating profit                                      1,921             1,524           5,324            4,153
Net income                                            1,439             1,064           4,287            2,979

Net income per common share                           $0.43             $0.31           $1.28            $0.88

Weighted average number of
 common and common equivalent shares
 outstanding                                          3,330             3,375           3,348            3,377